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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM U5B

REGISTRATION STATEMENT

FILED PURSUANT TO SECTION 5 OF THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

LG&E ENERGY LLC
Name of Registrant

        Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Mr. John R. McCall
Executive Vice President, General Counsel and Secretary
LG&E Energy LLC
220 West Main Street
Louisville, Kentucky 40202

AMENDMENT NO. 1 TO

FORM U5B

REGISTRATION STATEMENT

        This Amendment No. 1 to Registration Statement of LG&E Energy LLC amends the Form U5B filed by LG&E Energy LLC on March 29, 2004 in the following respects:

        ITEM 5: In addition to the response previously provided in the Form U5B, the Annual Report of Louisville Gas and Electric Company ("LG&E") (File No. 1-2893), and Kentucky Utilities Company ("KU") (File No. 1-3464) on Form 10-K (the "2003 10-K") for the year ended December 31, 2003, which was filed with the Commission on March 30, 2004, is incorporated by reference herein.

        ITEM 6: In addition to the response previously provided in the Form U5B, the 2003 10-K is incorporated herein by reference.

        ITEM 19: In addition to the response previously provided in the Form U5B, the 2003 10-K is incorporated herein by reference.

        Exhibits G-1 through G-3 are filed herewith.

        This Amendment No. 1 to Registration Statement of LG&E Energy LLC comprises:

  (a)
  A cover page, followed by pages numbered 1 to 3, consecutively.

  (b)
  The following Exhibits: the Exhibits shown on the attached exhibit index.

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SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this Amendment No. 1 to Registration Statement to be duly signed on its behalf in the City of Louisville, Kentucky, on the 27th day of April, 2004.

LG&E ENERGY LLC (Name of Registrant)
By:	/s/ John R. McCall
Name:	John R. McCall
Title:	Executive Vice President, General Counsel and Secretary

ATTEST:

By:	/s/ Cheryl L. Johnson
Name:	Cheryl L. Johnson
Title:	Corporate Affairs Coordinator

STATE OF KENTUCKY	)
) SS
COUNTY OF JEFFERSON	)

VERIFICATION

        The undersigned being duly sworn deposes and says that he has duly executed the attached Amendment No. 1 to Registration Statement for and on behalf of LG&E Energy LLC; that he is the Secretary of LG&E Energy LLC and authorized to sign on its behalf; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Signature:	/s/ John R. McCall
Name:	John R. McCall

(OFFICIAL SEAL)

Subscribed and sworn to before me, a Notary Public this 27th day of April, 2004.

Name:	/s/ Patricia W. Sena

My commission expires December 24, 2007.

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INDEX OF EXHIBITS

Exhibit No.	Description
G-1	Annual Report of Major Electric Utilities, Licensees and Others (FERC Form 1) for the year ended December 31, 2003 for LG&E (filed herewith in paper format on Form SE)
G-2	Annual Report of Major Electric Utilities, Licensees and Others (FERC Form 1) for the year ended December 31, 2003 for KU (filed herewith in paper format on Form SE)
G-3	Annual Report of Major Natural Gas Companies (FERC Form 2) for the year ended December 31, 2003 for LG&E (filed herewith in paper format on Form SE)

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SIGNATURE
VERIFICATION
INDEX OF EXHIBITS